FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                         For the month of November, 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                Form 20-F      X               Form 40-F ___
                              ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes ___                          No      X
                                                        ---

This Form 6-K consists of:

An Ontario Securities Commission Form 27 Material Change Report regarding Vasogen adopting a Shareholder Rights Plan, dated November 22, 2000.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VASOGEN INC.


                                      By: /s/ Christopher Waddick
                                         ---------------------------------------
                                         (Name: Christopher Waddick)
                                         (Title: Vice-President, Finance & CFO)


Date: November 22, 2000

                                     Form 27
                                 Securities Act

                             MATERIAL CHANGE REPORT



Item 1: Reporting Issuer:

Vasogen Inc.
2155 Dunwin Drive
Mississauga, ON
L5L 4M1

Telephone No.: (905) 569-2265

Item 2: Date of Material Change:

November 22, 2000

Item 3: Press Release:

Issued at Toronto on November 22, 2000

Item 4: Summary of Material Change:

The Board of Directors of Vasogen Inc. has adopted a Shareholder Rights Plan, effective November 22, 2000. The Plan is subject to ratification by Shareholders at the Company's Annual and Special Meeting scheduled for May 2, 2001. Pending such ratification, the Rights Plan remains in effect.

Item 5: Full Description of Material Change:

The Board of Directors of Vasogen Inc. has adopted a Shareholder Rights Plan, effective November 22, 2000. The Rights Plan is subject to ratification by Shareholders at the Company's Annual and Special Meeting scheduled for May 2, 2001. Pending such ratification, the Rights Plan remains in effect.

The Rights Plan becomes operative if any party acquires more than 20% of the outstanding Vasogen common shares, other than by way of a "permitted bid" or transaction otherwise approved by the Board of Directors. The "permitted bid" concept is intended to allow shareholders time to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness, and to give shareholders and the Board sufficient time to evaluate the "permitted bid" or potential competing bids.

To qualify as a permitted bid, a take-over bid must: (i) be made by way of a take-over bid to all holders of Vasogen's common shares; (ii) be open for a minimum of 60 days following the date of the bid and no shares may be taken up during that time; (iii) be conditional upon at least 50% of Vasogen's common shares being tendered; (iv) provide Vasogen shareholders the right to withdraw deposited shares at any time until they have been taken up and paid for; and (v) remain open for 10 days following acceptance by the holders of 50% of Vasogen common shares to permit the remaining shareholders to tender their shares.

Under the Rights Plan, each common shareholder of the Company as at 5 p.m. (Toronto time) on the record date of November 22, 2000, will receive one right for each common share held. The rights will become operative eight trading days after a person/company has acquired more than 20% of Vasogen's common shares outstanding or has commenced or announced a take-over bid for the common shares of the Company other than by way of a "permitted bid", competing bid, or a transaction otherwise approved by the Board of Directors. Holders of rights, other than those held by an acquiring person/company, will be entitled to acquire Vasogen common shares at a 50% discount to the then prevailing market price. Further details of the Rights Plan will be contained in the Company's Information Circular, which will be mailed to shareholders in connection with the Company's Annual and Special Meeting.

Item 6 Reliance on Section 75(3) of the Act:

Not Applicable

Item 7: Omitted Information:

None

Item 8: Senior Officer:

Christopher J. Waddick
Vice President - Finance, Chief Financial Officer, Corporate Secretary and Treasurer

Tel: (905) 569-2265

Item 9:  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.



          DATED at Toronto this 22nd day of November, 2000


                       /s/ Christopher J. Waddick
          ------------------------------------------------------
          Christopher J. Waddick Vice President - Finance, Chief
          Financial Officer, Corporate Secretary and Treasurer